UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

CYANOTECH CORPORATION
(Name of the Issuer)

Cyanotech Corporation
(Name(s) of Person(s) Filing Statement)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

232437400
(CUSIP Number of Class of Securities)

Matthew K. Custer
President and Chief Executive Officer
Cyanotech Corporation
73-4460 Queen Kaahumanu Hwy. #102
Kailua-Kona, HI 96740
Tel: (808) 326-1353

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Jesse Debban Allen Overy Shearman Sterling US LLP 140 New Montgomery Street, 10th Floor San Francisco, CA 94105 Tel: (415) 796-4163

This statement is filed in connection with (check the appropriate box):

a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 (this “Final Amendment”) amends and supplements the Rule 13e-3 Transaction Statement (as amended, the “Schedule 13E-3”) filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Cyanotech Corporation, a Nevada corporation (the “Company”), on January 9, 2026, as previously amended and supplemented by Amendment No. 1 to the Schedule 13E-3 filed with the SEC on February 3, 2026. This Final Amendment is being filed with the SEC pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report the results of the Company’s “going private” transaction involving the Reverse/Forward Stock Split and the related Cash Payments to the stockholders in lieu of the issuance of shares of Common Stock, as described below (the “Transaction”).

On February 9, 2026, effective as of 12:01am ET, the Company completed a reverse stock split of the Company’s common stock, par value $0.02 per share (the “Common Stock”), at a ratio of 400-for-1 (the “Reverse Split”), pursuant to which each 400 shares of the outstanding Common Stock as of immediately prior to the effective time of the Reverse Split was converted into one whole share of Common Stock. In lieu of issuing any fractional shares to stockholders of record owning fewer than 400 pre-Reverse Split shares, the Company made or will make a cash payment equal to $0.47 per pre-Reverse Split share to such stockholders (the “Cash Payment”) through the Company’s designated exchange and transfer agent. Accordingly, stockholders of record that owned fewer than 400 pre-Reverse Split shares, after the Reverse Split, have no further interest in the Company, are no longer stockholders of the Company and are entitled to receive only the Cash Payment multiplied by the number of pre-Reverse Split shares owned by them. The Reverse Split also correspondingly decreased the number of authorized shares of Common Stock from 50,000,000 shares to 125,000 shares.

Immediately following the Reverse Split, effective as of 12:02am ET on February 9, 2026, the Company completed a 1-for-400 forward stock split (the “Forward Split”, and together with the Reverse Split, the “Reverse/Forward Stock Split”) for those stockholders of record who held at least one whole post-Reverse Split share by converting all post-Reverse Split shares held by such stockholders (including fractional shares) to a number of shares of Common Stock equal to the number of such post-Reverse Split shares multiplied by 400. The Forward Split also correspondingly increased the number of authorized shares of Common Stock from 125,000 to 50,000,000 shares.

Under the Nevada Revised Statutes (“NRS”) 78.207, the Reverse Split and the Forward Split were effectuated by filing a Certificate of Change in each case with the Nevada Secretary of State, which were filed by the Company on February 4, 2026.

The primary purpose of the Reverse/Forward Stock Split was to reduce the number of record holders of the Common Stock to fewer than 300 to allow the Company to terminate registration of the Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under the Exchange Act. After completion of the Reverse/Forward Stock Split, the Company now has fewer than 300 stockholders of record. As such, the Company intends to file a Form 15 with the SEC to terminate registration of the Common Stock under Section 12(g) of the Exchange Act, and to suspend its reporting obligations under the Exchange Act immediately after the filing hereof. Upon filing of the Form 15, the Company’s duty to file periodic reports and other information with the SEC will be suspended immediately, as more fully described in the Disclosure Statement.

The Transaction was conducted upon the terms and subject to the conditions set forth in the Company’s disclosure statement, which is attached as Exhibit A to the Schedule 13E-3 (the “Disclosure Statement”), except that such information is hereby amended or supplemented to the extent specifically provided herein. The information contained in the Disclosure Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference.

The Company previously disclosed in the Disclosure Statement that if your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name” with respect to those shares, and that your broker or other nominee is considered, with respect to those shares, the stockholder of record, and will be treated in the same manner as stockholders whose shares are registered in their own names for purposes of the Transaction. Therefore, if your broker or other nominee, as the stockholder of record, held 400 or more shares of Common Stock, they would be unaffected by the Reverse/Forward Stock Split, even if they hold shares of Common Stock in “street name” for any individual beneficial owners that beneficially own less than 400 pre-Reverse Split shares of Common Stock. If the broker or other nominee held fewer than 400 shares of Common Stock, they would have their shares converted into the right to receive a cash amount equal to $0.47 per pre-Reverse Split share. However, the Transaction was ultimately effected such that we treated stockholders holding Common Stock in “street name” through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are registered in their names, and nominees were instructed to effect the Reverse/Forward Stock Split for their beneficial holders.  However, nominees may have different procedures and a stockholder holding fewer than 400 shares of Common Stock in street name through a nominee who does not provide such beneficial ownership positions in a timely manner to the Exchange Agent may not have its shares cashed out in connection with the Reverse/Forward Stock Split.  Further, nominees may have different administrative procedures with respect to how they communicate with beneficial owners, and stockholders owning shares in street name should contact their nominee(s).

Item 1. Summary Term Sheet

“Item 1. Summary Term Sheet” of the Schedule 13E-3 is hereby amended as follows:

1.	By replacing the fourteenth paragraph following the heading “Summary Term Sheet” with the following:

“Source of Funds. The total amount of funds necessary to make Cash Payments to stockholders of record in connection with the Reverse Split and for related expenses is estimated to be approximately $66,983.93. The funds for the Transaction will come from our currently available cash. See “Other Matters Related to the Transaction— Source and Amount of Funds.”

2.	By replacing the paragraph following the heading “Special Factors – Financial Effects of the Transaction” with the following:

“Financial Effects of the Transaction. Completion of the Reverse/Forward Stock Split will require approximately $207,735.96 of cash, which includes advisory, legal, financial, accounting and other fees and costs related to the Reverse/Forward Stock Split and the cash-out amount under the Reverse/Forward Stock Split.  As a result, we will have less working capital following the Reverse/Forward Stock Split.  The payments to holders of fewer than 400 pre-Reverse Split shares of Common Stock will be paid out of working capital.  We do not believe the decreased working capital as a result of the Reverse/Forward Stock Split will have a material adverse effect on our capitalization, liquidity, results of operations or cash flows.”

3.	By replacing the nineteenth paragraph following the heading “Summary Term Sheet” with the following:

“Stockholders with Shares Held in Street Name. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name” with respect to those shares, and this Disclosure Statement is being forwarded to you by your broker or other nominee. Your broker or other nominee is considered, with respect to those shares, the stockholder of record.

Although the Transaction is designed to reduce the number of stockholders of record, we intend to provide Cash Payments to Discontinued Stockholders holding our Common Stock in street name in substantially the same manner as stockholders whose shares are registered in their names for purposes of the Transaction. However, banks, brokers or other nominees may have different procedures, and stockholders holding our common stock in street name should contact their bank, broker or nominee regarding the treatment of their shares.”

Item 4. Terms of the Transaction

“Item 4. Terms of the Transaction” of the Schedule 13E-3 is hereby amended as follows:

1.	See below under “Item 7. Purposes, Alternatives, Reasons and Effects” under the heading “Special Factors – Effects of the Transaction on Our Stockholders.””
2.	See below under “Item 7. Purposes, Alternatives, Reasons and Effects” under the heading “Special Factors – Structure of the Transaction.””

Item 6. Purposes of the Transaction and Plans or Proposals

“Item 6. Purposes of the Transaction and Plans or Proposals” of the Schedule 13E-3 is hereby amended as follows:

1.	See below under “Item 7. Purposes, Alternatives, Reasons and Effects” under the heading “Special Factors – Effects of the Transaction on Our Stockholders.””
2.	See below under “Item 7. Purposes, Alternatives, Reasons and Effects” under the heading “Special Factors – Structure of the Transaction.””

Item 7. Purposes, Alternatives, Reasons and Effects

“Item 7. Purposes, Alternatives, Reasons and Effects” of the Schedule 13E-3 is hereby amended as follows:

1.	By replacing the third and fourth paragraphs following the heading “Special Factors – Effects of the Transaction on Our Stockholders” with the following:

“The effect of the Reverse/Forward Stock Split on each stockholder will depend on the number of shares that the stockholder owns.  Stockholders of record holding 400 or more shares of Common Stock will be unaffected by the Reverse/Forward Stock Split.  Registered stockholders and stockholders holding shares of Common Stock in street name through a nominee (i.e., a broker or a bank) holding fewer than 400 shares of Common Stock will have their shares converted into the right to receive a cash amount equal to $0.47 per pre-Reverse Split share.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name” with respect to those shares. Your broker or other nominee is considered, with respect to those shares, the stockholder of record. Although the Transaction is designed to reduce the number of stockholders of record, we intend to provide Cash Payments to Discontinued Stockholders holding our Common Stock in street name through a broker or other nominee in the same manner as stockholders whose shares are registered in their names for purposes of the Transaction. Nominees will be instructed to effect the Transaction for their beneficial owners. However, nominees may have different administrative procedures with respect to how they communicate with beneficial owners, and stockholders owning shares in street name should contact their nominee(s).”

2.	By replacing the third paragraph following the heading “Special Factors – Structure of the Transaction” with the following:

“We intend for the Reverse/Forward Stock Split to treat stockholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are registered in their names, and nominees will be instructed to effect the Reverse/Forward Stock Split for their beneficial holders.  However, nominees may have different procedures, and stockholders holding shares in street name should contact their nominees. A stockholder holding fewer than 400 shares of Common Stock in street name through a nominee who does not transfer shares into a record account prior to the Effective Time of the Reverse Split may not have its shares cashed out in connection with the Reverse/Forward Stock Split.  For instance, a stockholder’s shares may not be cashed out if such stockholder’s nominee is a record holder of an aggregate of 400 or more shares of Common Stock, holds shares for multiple stockholders in street name and does not provide such beneficial ownership positions in a timely manner to the Exchange Agent.”

Item 10. Source and Amount of Funds or Other Consideration

“Item 10. Source and Amount of Funds or Other Consideration” of the Schedule 13E-3 is hereby amended by replacing the table immediately following the first paragraph under the heading “Other Matters Related to the Transaction – Source and Amount of Funds” with the following table:

Fractional Share Cash Payment Costs	$66,983.93
SEC Filing Fees	$2.03
Legal Fees	$60,000
Transfer and Exchange Agent fees	$80,750
Total	$207,735.96

Item 16. Exhibits

The following exhibits are filed herewith:

(a)(1)* Disclosure Statement.

(a)(2)* Annual Report on Form 10-K for the year ended March 31, 2025, filed with the SEC on June 20, 2025.

(a)(3)* Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the SEC on November 10, 2025.

(b)	None.
(c)	None.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
107*	Filing Fee Table.

* Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on January 9, 2026, amended and supplemented by Amendment No. 1 to the Schedule 13E-3 filed with the SEC on February 3, 2026 and incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2026

CYANOTECH CORPORATION

By:	/s/ Matthew K. Custer
Name: Matthew K. Custer
Title: President and Chief Executive Officer